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                                                                    EXHIBIT (69)

[CHASE LOGO]

                            THE CHASE MANHATTAN BANK
                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017

                             CHASE SECURITIES INC.
                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017

                                                                   July 15, 1997

ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Attention: Ann N. Reese, Executive Vice President and Chief Financial Officer

Ladies and Gentlemen:

     ITT Corporation ("ITT") has advised The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") that it intends to (i) repurchase approximately 30,000,000 shares of its common stock at a price of $70.00 per share in cash,
(ii) refinance certain indebtedness of ITT and its direct and indirect subsidiaries and (iii) subsequent to such repurchase and refinancing, spin-off (collectively, the "Spin-Offs") to its shareholders its education services and hotels and gaming businesses (collectively, the "Transactions"). The education services business will be spun-off as ITT Educational Services, Inc. ("ITT Educational") and the hotels and gaming businesses will be spun-off as ITT Destinations, Inc. ("ITT Destinations"). Following the Spin-Offs, ITT will be renamed ITT Information Services, Inc. ("ITT Information Services").

     We understand that for and in connection with the Transactions, you are planning (a) a financing for ITT Destinations (the "Destinations Financing") in the syndicated loan market of up to $5,000,000,000 and (b) financings for ITT Information Services and certain of its direct and indirect subsidiaries (the "Information Services Financings") in the syndicated loan and securities markets, aggregating the U.S. dollar equivalent of $1,365,000,000. The Destinations Financing and the Information Services Financings (collectively, the "Financings") will yield aggregate proceeds of $6,365,000,000. Chase and CSI have participated with ITT in substantial discussions and work relating to the Financings, including due diligence reviews of the businesses which will comprise ITT Destinations and ITT Information Services, term sheet preparation and consideration of certain legal, regulatory, tax and collateral matters relating to the Financings.

     We are pleased to inform you that, based upon the work and discussions to date and subject to the conditions set forth below, we are highly confident that we could successfully arrange the Financings. The structure, covenants and terms of the Financings would be determined by Chase, CSI and you.

     Our view expressed above is subject to, among other things, (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property or financial condition or prospects of ITT and its subsidiaries, either individually or taken as a whole, (b) our final satisfaction that the credit structure contemplated for the Financings can be achieved with all necessary third party consents and without resulting in material adverse tax, regulatory, legal, contractual or other consequences not currently known to us, (c) our not becoming aware after the date hereof of any information or other matter affecting ITT or any of its subsidiaries or the Transactions which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof and (d) there not having occurred any material adverse litigation affecting the Transactions or any of
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the Financings that has not been settled, dismissed, vacated or discharged prior to the proposed closing date for the Financings to the reasonable satisfaction of Chase and CSI.

     Furthermore, our view is based on current conditions in the syndicated loan and securities markets in which the Financings would be completed and assumes that there will be no material disruption of, or material adverse change in, the conditions of such markets that, in our reasonable judgment, could materially and adversely impair the completion of the Financings.

     It should be understood that this letter is not intended to be, and shall not constitute, a commitment by Chase to provide any financing or an agreement by CSI to arrange any financing. This letter shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to conflicts of law principles.

     Chase and CSI are pleased to have been given the opportunity to assist you in providing this letter relating to the Financings.

                                          Very truly yours,

                                          THE CHASE MANHATTAN BANK

                                          By:     /s/ JAMES B. LEE, JR.
                                            ------------------------------------
                                            Name: James B. Lee, Jr.
                                            Title: Vice Chairman

                                          CHASE SECURITIES INC.

                                          By:    /s/ NANCY G. MISTRETTA
                                            ------------------------------------
                                            Name: Nancy G. Mistretta
                                            Title: Managing Director

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